F O R E S T	O I L	C O R P O R A T I O N
707 Seventeenth Street, Suite 3600
Denver, CO 80202
Phone: (303) 812-1785		Fax: (303) 812-1445

August 31, 2012

H. Roger Schwall
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Re:     Forest Oil Corporation
Definitive Proxy Statement on Schedule 14A
Filed March 29, 2012
File No. 1-13515

Dear Mr. Schwall:

Set forth below is our response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated August 23, 2012 with respect to the filing referenced above. For your convenience, the text of the Staff's comment is set forth below in bold, followed by our response.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 14

Long-Term Incentive Awards, page 22

1.
We note your disclosure on page 23 that the performance unit awards were “tied to” Forest's total shareholder return over a three-year period relative to that of the twelve peer companies listed. Please clarify how you used this peer group data in determining award amounts. Also disclose Forest's TSR performance relative to the peer companies' performance, as evaluated for purposes of the June 2011 awards. See Item 402(b)(1)(v) of Regulation S-K. We note that in comment 2 of our letter dated August 21, 2007, we also asked you to clarify how you used peer group data in determining base salaries.

Response: We did not intend to imply on page 23 that the initial quantity of performance units awarded to the officers is “tied to” Forest's relative performance as compared to its peers over the three-year performance period. Rather, the initial quantity of the awards was

Securities and Exchange Commission
August 31, 2012

determined as set forth in the last three paragraphs on page 24 of the proxy statement. The performance unit awards are “tied to” Forest's total shareholder return (“TSR”) as compared to that of its peer companies only in the sense that the ultimate payout of such awards is based on Forest's relative performance. Specifically, the payout under the performance unit awards is determined formulaically in accordance with the terms of our performance unit award agreements, forms of which have been filed with the SEC and are reviewable by our shareholders. These agreements provide that the final payout will be of a number of Forest shares, ranging from 0%-200% of the number of units initially granted, depending on Forest's relative TSR performance in comparison to that of its peers. We propose to clarify this disclosure in our next proxy statement.

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In connection with the foregoing responses, the undersigned, on behalf of Forest, acknowledges that Forest is responsible for the adequacy and accuracy of the disclosure in the above referenced filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and Forest may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration of this matter.

Sincerely,

Cyrus D. Marter IV
Senior Vice President, General Counsel and Secretary

Cc:    Alexandra M. Ledbetter
Norman von Holtzendorff
United States Securities and Exchange Commission
Division of Corporation Finance

Patrick R. McDonald
Interim Chief Executive Officer
Forest Oil Corporation